October 21, 2009

Ms. Keira Ino

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	Unum Group
Form 10-K for the fiscal year ended December 31, 2008
Filed February 23, 2009
File Number 001-11294

Dear Ms. Ino:

In response to our telephone conversation on October 15, 2009 regarding Unum Group’s September 1, 2009 response to your July 14, 2009 voice mail, we are providing the additional information as requested. As was discussed, given that we intend to sell our principal protected trust certificates which we purchased for $50.0 million in cash during 2002, the Staff has requested that we provide an assessment of the materiality of the accretion of interest on the principal protected trust certificates to Unum Group’s net income under the “rollover” approach and the “iron curtain” approach. We will also address qualitative materiality considerations.

Shown in the chart below is the annual impact of the interest accretion recorded in earnings, both before tax and after tax, since the purchase of this instrument. We have assumed a full year of interest accretion for 2009 and have annualized our first six months of 2009 net income and earnings per share for purposes of this example.

($ in millions, except per share data)
						Rollover		Iron Curtain
	Interest Accretion			Continuing Operations		% of Income (Loss)	Increase to EPS	% of Income (Loss)	Increase to EPS
	Before Tax	After Tax	Cumulative After Tax	Income (Loss)	EPS
2002	$1.9	$1.2	$1.2	$386.1	$1.59	0.3%	$0.005	0.3%	$0.005
2003	3.8	2.5	3.7	(274.5)	(0.99)	0.9%	$0.009	1.3%	$0.013
2004	4.1	2.7	6.4	(201.4)	(0.68)	1.3%	$0.009	3.2%	$0.022
2005	4.3	2.8	9.2	504.0	1.61	0.6%	$0.009	1.8%	$0.029
2006	4.7	3.1	12.3	403.6	1.21	0.8%	$0.009	3.0%	$0.037
2007	5.0	3.3	15.6	672.4	1.89	0.5%	$0.009	2.3%	$0.044
2008	5.4	3.5	19.1	553.2	1.62	0.6%	$0.010	3.5%	$0.056
2009	5.6	3.6	$22.7	864.2	2.60	0.4%	$0.011	2.6%	$0.068

Cumulative Impact	$34.8	$22.7

As is evidenced by the preceding chart, under the rollover analysis, the impact on income (loss) from continuing operations is less than one percent in all years other than 2004, which is 1.3 percent. Under the iron curtain approach, the impact for all periods shown is 3.5 percent or less, which we believe to be immaterial.

From a qualitative aspect, the accretion of interest on this investment did not affect our compliance with regulatory requirements, loan covenants, or other contractual requirements; did not change management’s compensation other than by a de minimis amount, if any; did not involve the concealment of any unlawful transaction; and, did not result in a significant positive or negative market reaction in any prior periods due to the immaterial impact on our earnings.

You also asked whether the fair value of this investment, at the end of any prior reporting period, was less than the original cost of the transaction. During the seven years we have held this investment, the fair value has been below original cost at the end of four reporting periods, September 30, 2002, December 31, 2002, March 31, 2003, and March 31, 2009. At those balance sheet dates, the fair value equaled $41.5 million, $45.0 million, $43.5 million, and $44.8 million, respectively. Both of these time frames (late 2002 into early 2003 and late 2008 into early 2009) coincide with periods of unusual weakness in the financial markets. Since purchase, the fair value of this financial instrument at reporting periods has ranged from a low of $41.5 million to a high of $79.8 million. At no other reporting period, other than those noted, has the fair value been less than $50.0 million.

If you have any further questions or wish to discuss, please contact me at 423-294-1373.

Sincerely,

/s/ Vicki W. Corbett
Vicki W. Corbett
Vice President and Controller
Unum Group